UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

13012412

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.....12.00

SEC Mail Processing Section

FEB 28 2013

Washington DC 400

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 66069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIMARY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 WALL STREET, 5TH FLOOR

(No. And Street)

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIMMY SUNG (212) 300-0060

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARITZ & COMPANY, P.A.

(Name - *if individual, state last, first, middle name*)

15 WARREN STREET	**HACKENSACK**	**NEW JERSEY**	**07601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[**X**]Certified Public Accountant

[ ]Public Accountant

[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

Barbara R Schettino
Notary Public of N.J.
Comm. Exp. 3/22/2017

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (I) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMARY CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2012

Paritz & Company, P.A.
certified public accountants

Paritz & Company, P.A.

PRIMARY CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2012

PRIMARY CAPITAL, LLC

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Facing Page and Oath or Affirmation	3
Financial Statements	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Capital	7
Statement of Cash Flows	8
Notes to Financial Statements	9
Supplemental Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 Of the Securities and Exchange Commission	13
Schedule II - Statement Pursuant to Rule 17a5(d)(2) of the Securities and Exchange Commission	14
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Independent Auditors' Report on Internal Control Structure Required By Rule 17a-5 of the Securities and Exchange Commission	16
Independent Auditors' Report on Applying Agreed-Upon Procedures To An Entity's SIPC Assessment Reconciliation	18

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT

To The Member
Primary Capital, LLC
New York, NY

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Primary Capital, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Paritz & Company, P.A.

Paritz & Company P.A

Hackensack, New Jersey
February 25, 2013

PRIMARY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS:	
Cash	$ 222,818
Accounts receivable	211,000
Clearing broker deposit	67,622
Commissions receivable	15,923
Marketable securities, at market value	396,907
Security deposit	66,458
Property and equipment, net of accumulated depreciation	162,746
TOTAL ASSETS	**$1,143,474**

LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 82,414
TOTAL LIABILITIES	**82,414**
MEMBER'S CAPITAL	**1,061,060**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$1,143,474**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Commissions	$ 204,539
Trading income	51,909
Investment banking fees	893,641
Unrealized gains on marketable securities	179,717
Realized gain on investments	18,094
Interest income	105
TOTAL REVENUES	**1,348,005**
EXPENSES:	
Consulting	261,687
Compensation	183,300
Payroll taxes	16,390
Commissions	218,980
Clearing fees	80,367
Trading fees	77,941
Professional fees	22,023
Investment banking fees	90,156
Rent	189,184
Travel and entertainment	103,779
Office expenses	72,264
Depreciation	8,734
Insurance	44,669
Charitable donations	5,700
Miscellaneous	2,065
TOTAL EXPENSES	**1,377,239**
NET LOSS	**$ (29,234)**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE – JANUARY 1, 2012	**$2,620,700**	**$(1,530,406)**	**$1,090,294**
Net loss	-	(29,234)	(29,234)
BALANCE – DECEMBER 31, 2012	**$2,620,700**	**$(1,559,640)**	**$1,061,060**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:	
Net loss	$ (29,234)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	8,734
Changes in assets and liabilities:	
Accounts receivable	39,000
Due from broker trading account	367,806
Commissions receivable	(11,094)
Securities owned	(14,286)
Security deposit	(96)
Clearing broker deposits	107,378
Other assets	2,000
Accounts payable	27,150
Securities on margin	(349,424)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**147,934**
INVESTING ACTIVITIES:	
Acquisition of property and equipment	(13,635)
NET CASH USED IN INVESTING ACTIVITIES	**(13,635)**
INCREASE IN CASH	**134,299**
CASH – BEGINNING OF YEAR	**88,519**
CASH – END OF YEAR	**$ 222,818**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

A significant amount of investment banking business is conducted with international companies.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned and on margin. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Trading securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a settlement date basis. Transactions for which the Company acts as principal are recorded on a trade date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction closes.

Investment advisory revenues are recognized as revenue when services for the transaction are substantially complete.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash, commissions receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

Income taxes

The Company is organized as a Limited Liability Company ("LLC"). Accordingly, the Company is taxed as a partnership for Federal and state income tax purposes and, accordingly, is not subject to taxes on its taxable income.

2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits of $50,000 with a broker under the terms of its fully disclosed clearing agreement. The Company is required, among other things, to maintain excess net capital of $100,000.

3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2012 The Company had regulatory net capital of $403,189 which exceeded requirements by $303,189. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

4 MARKETABLE SECURITIES

Marketable securities owned and on margin consisting of equity securities owned by the Company. As of December 31, 2012, securities at market value were as follows:

	Owned	On Margin
CORPORATE STOCKS	$ 396,807	$0

5 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 are as follows:

	Amount	Estimated Useful Life
Computer	$ 23,493	5 years
Furniture and equipment	102,448	7 years
Leasehold improvements	75,362	39.5 years
	201,303	
Less accumulated depreciation	(38,557)	
	$162,746	

6 COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space under a lease agreement which expires on June 30, 2013.

In addition, the Company leases additional office space through a related party, pursuant to a lease agreement which expires in May 2013, which requires annual rentals of approximately $18,000 plus real estate taxes and other operating expenses.

Rental expense for the year ended December 31, 2012 approximated $190,000.

7 INCOME TAXES

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented. Income tax returns are subject to examination by major jurisdictions for the years 2008 through 2010.

8 RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possibly that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

9 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 25, 2013, the date that these financial statements were issued. There were no material subsequent events as of that date other than the following.

As of January 31, 2013 there is a disciplinary action against the Company by the Federal Industry Regulatory Authority ("FINRA"). The Company considers the claim to be without merit and will vigorously defend itself.

PRIMARY CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17A-5(D)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE IV – INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

SCHEDULE V – INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

PRIMARY CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Computation of net capital	
Total member's capital from statement of financial condition	$1,061,060
Less – Non-allowable assets	
Property and equipment – net	162,746
Security deposit	66,458
Blockage	175,321
Accounts receivable	211,000
Net capital before haircuts	453,535
Haircuts on securities positions	
Other securities	53,651
Net capital	**$ 391,884**
Computation of aggregate indebtedness	
Accounts payable	$ 82,414
Aggregate indebtedness	$ 82,414
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 5,494
Minimum dollar per capital requirements	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 100,000
Excess net capital	**$ 291,884**
Net capital less 120% of minimum dollar net capital required	**$ 271,884**
Ratio: aggregate indebtedness to net capital	**0.21 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 391,884
Net capital, as included in this report	**$ 391,884**

PRIMARY CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company had no liability subordinated to claims of general creditors as of January 1, 2012. In addition, there were none in existence during the year ended December 31, 2012 and, accordingly, there are no changes to report.

PRIMARY CAPITAL, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Primary Capital, LLC

In planning and performing our audit of the financial statements of Primary Capital, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Hackensack, New Jersey
February 14, 2013

Paritz & Company P.A.

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member
Primary Capital LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Primary Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Primary Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). Primary Capital LLC's management is responsible for Primary Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective computer maintained cash disbursement records, bank statements and cancelled checks noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including, but not limited to, the general ledger account details and workpapers supporting each adjustment prepared by Primary Capital LLC and reviewed by us as part of our audit, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referred to in Item 3 above supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company P.A.

Hackensack, New Jersey
February 14, 2013